EXHIBIT 99.1

Lifeway Foods, Inc. For Immediate Release

Lifeway Foods Reports Record 2nd Quarter and First Half 2008 Results

-	Q2 Sales Up 19%

-	Q2 2008 Gross Margin 34%; Operating Income Margin 13%

-	Total Q2 Net Income $911,718; EPS $.05

Morton Grove, IL—August 14, 2008—Lifeway Foods, Inc., (Nasdaq: LWAY), makers of a nutritious, probiotic dairy beverage called kefir, announced today for the second quarter ended June 30, 2008,  sales increased 19% to approximately $11,523,500 from $9,715,000 during the same period a year ago.  This increase in sales was driven by another strong sales increase of Lifeway’s kefir and ProBugs®.

Second quarter 2008 gross profit increased 1% to $3,872,569 from $3,829,076 during the same period a year ago.  Gross margins were 34% in the second quarter 2008.  Operating income was $1,546,161 for the second quarter 2008.  Net Income was $911,718 for the second quarter 2008.  Earnings per share were $.05 per share for the second quarter 2008

Edward Smolyansky, CFO commented, “We are extremely proud of our second quarter and first half   2008 results.  Our margins continue to improve as the cost of our largest raw material, milk, continues to decrease from its record highs set in the fall of 2007.  The price of milk in August was the second lowest month in 2008, and we hope the downward trend will persist throughout the remainder of 2008.  Even though we have had some relief in the cost of milk, the prices of most of our other production and packaging supplies that are derived from oil continue to rise, as does the cost to deliver our products.”

Smolyansky added, “We intend on using the extra savings derived from these lower from material prices to increase our marketing and promotional activities and to continue to educate the public as to the benefits of our Kefir.  Selling related expenses in the second quarter 2008 increased 26% compared to the same period a year ago and we expect to continue to spend a higher percentage of sales on marketing in the second half of 2008.”

About Lifeway Foods

Lifeway, recently named Fortune Small Business' 49th Fastest Growing Small Business, is America's leading supplier of the cultured dairy product known as kefir. Lifeway Kefir is a dairy beverage that contains Lifeway's exclusive 10 Live and Active probiotic cultures. While most regular yogurt only contains two or three of these "friendly" cultures, Lifeway kefir products offer more nutritional benefits. Lifeway offers 12 different flavors of its Kefir beverage, Organic Kefir and SoyTreat (a soy based kefir). Lifeway recently introduced a series of innovative new products such as pomegranate kefir, Greek-style kefir, a children’s line of organic kefir products called ProBugs (TM) in a no-spill pouch in kid-friendly flavors like Orange Creamy Crawler and Sublime Slime Lime, and a line of organic whole milk kefir. Lifeway also produces a line of products marketed in US Hispanic communities, called La Fruta, Drinkable Yogurt (yogurt drinks distinct from kefir). In addition to its line of Kefir products, the company produces a variety of cheese products and recently introduced a line of organic pudding called It's Pudding!

Live conference calls will now be on an annual basis to discuss fiscal full year results.  For more information, contact Lifeway Foods, Inc. at (847) 967-1010 or e-mail at info@lifeway.net and visit http://www.lifeway.net ..

This news release contains forward-looking statements. Investors are cautioned that actual results may differ materially from such forward-looking statements. Forward-looking statements involve risks and uncertainties including, but not limited to, competitive pressures and other important factors detailed in the Company's reports filed with the Securities and Exchange Commission.

	(Unaudited)		(Unaudited)
	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2008	2007	2008	2007

Sales	$11,523,393	$9,715,262	$22,645,631	$18,737,506
Cost of goods sold	7,455,696	5,699,883	14,897,779	10,984,414
Depreciation expense	195,128	186,303	384,552	351,597
Total cost of goods sold	7,650,824	5,886,186	15,282,331	11,336,011
Gross profit	3,872,569	3,829,076	7,363,300	7,401,495
Selling Expenses	1,154,126	912,262	2,213,292	1,682,343
General and Administrative	1,092,420	1,074,530	2,077,466	1,995,103
Amortization expense	79,862	80,997	159,723	161,272
Total Operating Expenses	2,326,408	2,067,789	4,450,481	3,838,718
Income from operations	1,546,161	1,761,287	2,912,819	3,562,777
Other income (expense):
Interest and dividend income	62,862	98,365	165,995	164,164
Rental Income	11,647	9,581	23,294	18,181
Interest expense	(68,969)	(109,283)	(154,924)	(218,812)
Gain (loss) on sale of marketable securities, net	(87,174)	439,586	(36,145)	454,331
Total other income (Expense)	(81,634)	438,249	(1,780)	417,864

Income before provision for income taxes	1,464,527	2,199,536	2,911,039	3,980,641
Provision for income taxes	552,809	803,510	1,110,715	1,449,284
Net income	$911,718	$1,396,026	$1,800,324	$2,531,357

Basic and diluted earnings per common share	0.05	0.08	0.11	0.15

Weighted average number of shares outstanding	16,765,094	16,875,905	16,789,727	16,885,586

	(Unaudited)
	Six Months Ended
	June 30,		December 31,
	2008	2007	2007

Cash flows from operating activities:
Net income	$1,800,324	$2,531,357	$3,152,660
Adjustments to reconcile net income to net
cash flows from operating activities, net of acquisition:
Depreciation and amortization	544,275	512,869	1,049,913
(Gain)Loss on sale of marketable securities, net	36,145	(454,331)	(539,739)
Deferred income taxes	(78,035)	(5,303)	(223,717)
Treasury stock issued for compensation	34,650	6,930	48,509
Increase (decrease) in allowance for doubtful accounts	(4,449)	(40,540)	(40,540)
(Increase) decrease in operating assets:
Accounts receivable	(412,176)	(619,056)	(226,405)
Other receivables	(6,460)	30,755	27,939
Inventories	(345,171)	(988,401)	(984,358)
Refundable income taxes	240,880	267,771	26,891
Prepaid expenses and other current assets	8,950	(1,224)	(9,270)
Increase (decrease) in operating liabilities:
Accounts payable	279,314	64,150	131,316
Accrued expenses	134,667	(93,352)	(66,062)
Accrued income taxes	395,093	31,802
Net cash provided by operating activities	2,628,007	1,243,427	2,347,137

Cash flows from investing activities:
Investment in cost method securities	—	—	(500,000)
Purchases of marketable securities	(3,490,650)	(3,274,563)	(5,744,697)
Sale of marketable securities	3,299,791	3,750,770	7,168,246
Increase in margin	407,479
Purchases of property and equipment	(1,475,280)	(590,096)	(1,824,879)
Purchases of organizational costs	—	(5,858)
Net cash used in investing activities	(1,258,660)	(119,747)	(901,330)

Cash flows from financing activities:
Proceeds of note payable	—	—	300,000
Purchases of treasury stock, net	(1,038,723)	(752,603)	(752,603)
Repayment of notes payable	(584,470)	(904,456)	(1,945,131)
Net cash used in financing activities	(1,623,193)	(1,657,059)	(2,397,734)

Net decrease in cash and cash equivalents	(253,846)	(533,379)	(951,927)

Cash and cash equivalents at the beginning of the period	595,885	1,547,812	1,547,812

Cash and cash equivalents at the end of the period	$342,039	$1,014,433	$595,885